Exhibit  99.3

FOR IMMEDIATE RELEASE


Investor Relations Contact:                  Company Contact:
Jason Thompson                               James P. Ashman
Lippert/Heilshorn & Associates               CFO, CAI Wireless Systems,
Inc.
212/838-3777                                 518/462-2632


        CAI WIRELESS SYSTEMS, INC. RECEIVES FIRST FCC MARKET TRIAL APPROVAL TO USE WIRELESS CABLE SPECTRUM FOR TWO-WAY SERVICES


          ALBANY, N.Y., December 16, 1996 -- CAI Wireless Systems, Inc. ("CAI") (NASDAQ NM: CAWS) announced today that it has received authority from the Federal Communications Commission ( FCC ) to conduct a market trial of one and two-way fixed voice, video and data services over its Multichannel Multipoint Distribution Service (MMDS) spectrum in Hartford, Connecticut. The FCC also invited CAI to apply for permanent authorization for two-way fixed flexible use of MMDS spectrum following the conclusion of a successful market trial. Never before has the FCC granted the authority to a wireless cable operator to charge customers for two-way services, and CAI believes that the FCC s invitation to follow up with a request for permanent authorization is a very positive signal from the agency.

The FCC s approval contemplates an initial phase during which CAI would conduct technical and commercial market trials of two-way services. Upon the submission by CAI of test results that demonstrate an absence of harmful interference to neighboring stations, the FCC may grant CAI permanent authorization for these services. Based on its analysis, CAI anticipates that it will be able to demonstrate to the FCC that it can implement two-way services consistent with all applicable technical rules and policies.

John Prisco, CAI s President and Chief Operating Officer, stated , We at CAI are quite pleased with the FCC s decision, and applaud the agency for its responsiveness and pro-competitive attitude. By this action, CAI believes that the FCC has recognized that the wireless cable industry must have the ability to respond to market forces. If and when permanent authority is granted, CAI expects to take full advantage of this opportunity by developing innovative, varied and, above all else, responsive consumer-based services.

 -more-

CAI has previously received FCC authority to conduct market trials for its one-way wireless Internet access service in Rochester and New York, N.Y. In addition to the Hartford market, CAI is preparing applications for two-way market trial authority for several of its primary markets.

Based in Albany, N.Y., CAI operates analog-based wireless systems in New York City, Rochester, and Albany, N.Y., Philadelphia, PA, Washington, D.C. and Norfolk/Virginia Beach, VA, and has a portfolio of wireless cable channel rights in eight additional markets, including Long Island, Buffalo and Syracuse, N.Y., Providence, RI, Hartford, CT, Boston, MA, Baltimore, MD, and Pittsburgh, PA.